UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Robcor Properties, Inc.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   77028P-10-0
                                 (CUSIP Number)

                                  Michael Heitz
                               3505 Castlegate Ct.
                                Lexington KY40502
                                  989-268-6264
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77028P-10-0
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    1.    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only). Michael Heitz

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    2.    Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [__]
          (b) [__]

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    3.    SEC Use Only

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    4.    Source of Funds (See Instructions)

               PF

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    5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)

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    6.    Citizenship or Place of Organization:

          United States

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                    7.    Sole Voting Power

Number of                 25,000,000
Shares              ------------------------------------------------------------
Beneficially        8.    Shared Voting Power
Owned by
Each                      N/A
Reporting           ------------------------------------------------------------
Person With         9.    Sole Dispositive Power

                          25,000,000
                    ------------------------------------------------------------
                    10.   Shared Dispositive Power

                          N/A
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    11.   Aggregate Amount Beneficially Owned by Each Reporting Person

          25,000,000

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    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)

          N/A

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    13.   Percent of Class Represented by Amount in Row (11)

          98%

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    14.   Type of Reporting Person (See Instructions)

          IN

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                                       -2-

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of
Robcor Properties, Inc., 3505 Castlegate Ct., Lexington KY40502, 989-268-6264.

Item 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Michael Heitz. Mr. Heitz's business address is 3505 Castlegate Ct., Lexington KY40502. Mr. Heitz is the sole Director and the President of Robcor Properties, Inc.

(d)-(e) During the last five years, Mr. Heitz: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Heitz is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Robcor Properties, Inc. is a Florida corporation formed on May 6, 2005 to acquire all the interests of Robcor, LLC, a Kentucky limited liability company through an exchange of our shares for member interests in Robcor, LLC, owned by Mr. Heitz since 1992, in connection with which 25,000,000 shares of common stock were issued to Mr. Heitz upon formation.

Item 4. Purpose of Transaction

Mr. Heitz acquired the securities of Robcor Properties, Inc. for investment purposes. Depending on general market and economic conditions affecting Robcor Properties, Inc. and other relevant factors, Mr. Heitz may purchase additional securities of Robcor Properties, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise. Robcor Properties is sometimes referred to as "we" or "us."

Mr. Heitz does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Robcor Properties, Inc., or the disposition of securities of Robcor Properties, Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Robcor Properties, Inc. or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Robcor Properties, Inc. or any of its subsidiaries;

(d) any change in the present board of directors or management of Robcor Properties, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Robcor Properties, Inc.;

(f) any other material changes in Robcor Properties, Inc.'s business or corporate structure;

(g) changes in Robcor Properties, Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Robcor Properties, Inc. by any person;

(h) causing a class of securities of Robcor Properties, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Robcor Properties, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Except as follows: We are currently seeking and are engaged in discussions concerning various methods by which we could increase shareholder value through acquisitions or other similar transactions. An acquiree may wish to acquire all or a significant portion of management's stock in any such transaction. It is our current intent to continue our existing business for some period of time after such a transaction, if such a transaction occurs. However, we may choose not to do so, depending upon negotiations with third parties concerning the transaction In the fourth quarter of 2005, we engaged in oral discussions with two parties indicating an interest in entering into such a transaction. The first party failed to deposit the required funds in escrow with their law firm and we do not intend to further pursue such transaction. The second party indicated they had no interest in pursuing the transaction unless our shares had actually traded on the over-the-counter bulletin board, which they have not. If and when our securities have actually traded on the over-the- counter bulletin board, we may resume discussions with such party. Nothing was ever reduced to writing concerning either transaction. We have no binding written or oral agreements, commitments or understandings concerning any such transaction as of December 31, 2005. Any such transaction could, but would not necessarily, involve (a) - (g) above.

Item 5. Interest in Securities of the Issuer

(a) Michael Heitz beneficially owns 25,000,000 shares of Common Stock, no par value, of Robcor Properties, Inc. The shares of Common Stock beneficially owned by Mr. Heitz constitute approximately 98% of the total number of shares of common stock of Robcor Properties, Inc. Applicable percentages are based upon 20,410,000 shares of common stock outstanding as of December 31, 2005.

(b) Mr. Heitz has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Heitz.

(c) Mr. Heitz acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Heitz.

(e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

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

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                            Date: December 31, 2005


                                            BY: /s/ Michael Heitz
                                            ----------------------------
                                            Michael Heitz



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).